Please note that this letter and other documents are in draft form, and in no way reflect the Registrant's or Fund management's final intent with respect to the filing discussed herein.

Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

November [...], 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303
Buffalo Dividend Focus Fund (S000039149)

Dear Ms. Browning:

This amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of November 5, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 35 to its registration statement, filed on behalf of its series, Buffalo Dividend Focus Fund (the “Fund”).  PEA No. 35 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on September 18, 2012 for the purpose of adding the Fund as a new series to the Trust.  The Trust is filing this PEA No. 36 pursuant to Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

GENERAL COMMENT

1.
Staff Comment: With respect to disclosures in the Prospectus and Statement of Additional Information (“SAI”) that include general references to legal authority (e.g. “under the 1940 Act”), please explain the reference in text and in compliance with the Plain English requirements of Form N-1A.

Response:  The Trust responds by confirming supplementally that all references to legal authority are explained in text and in compliance with the Plain English requirements of Form N-1A.

PROSPECTUS

Prospectus – Summary Section – Fees and Expenses of the Fund

2.
Staff Comment: The Staff notes that the Fees and Expenses of the Fund table does not include a footnote stating that Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts, per the requirements of Instruction 3(f)(vi) to Form N-1A.  Please also note that where AFFE do not exceed 0.01%, AFFE may be included in “Other Expenses” rather than as separate line item.

Response:  The Trust responds by including the AFFE in the “Other Expenses” line item and by providing the revised Fees and Expenses of the Fund table below.  The revised table also relates to the Staff’s Comment No. 3, below.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Other Expenses(1)	0.07%
Total Annual Fund Operating Expenses	0.97%
(1)	Other Expenses are based on estimated amounts for the current fiscal year.

3.
Staff Comment: With respect to the footnote stating “Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year,” please note language used in the footnote is neither permitted nor required by Form N-1A and should be revised to comply with the specific requirements of the Form.

Response:  The Trust responds by revising the footnote as shown in the table above to track the exact language provided in Instruction 6(a) to Form N-1A.

Prospectus – Summary Section

4.
Staff Comment: The Staff notes that the Fund’s Item 9 disclosure indicates that the majority of common stocks purchased for the Fund will be of large-cap companies, including the market capitalization at which the Fund considers a company to be large-cap.  Please include similar disclosure in the Summary Section.

Response:  The Trust responds by adding the following disclosure to the Summary Section:

“While the Fund may invest in securities of companies of any size, the Advisor expects that the majority of common stocks purchased for the Fund will be of large-cap companies.  The Fund considers large-cap companies to be those with market capitalizations in excess of $10 billion at the time of initial purchase.”

5.
Staff Comment: With respect to the Fund’s principal investment strategies, please confirm that the disclosure provided pursuant to Item 4 of Form N-1A is also discussed in the parallel disclosure provided pursuant to Item 9 of Form N-1A, making revisions where necessary.

Response:  The Trust responds by stating supplementally that all principal investment strategies have been disclosed in the Summary Section and Item 9 disclosure in the Prospectus, pursuant to Items 4 and 9 of Form N-1A.

6.	Staff Comment: Please eliminate the use of general open-ended terms (e.g., “including, but not limited to,” “such as,” “various,” and “other”) in the description of the Fund’s investment strategies.

Response:  The Trust responds by making appropriate revisions per the Staff’s comment.

7.	Staff Comment: With respect to Convertible Securities Risk, please clarify this disclosure to include a discussion of what the convertible securities may convert into.

Response:  The Trust responds respectfully by indicating that the Convertible Securities Risk disclosure already includes language indicating that convertible securities may be converted into common stock of the same or a different issuer.

8.
Staff Comment: With respect to Foreign Risk disclosure, please confirm whether the Fund may invest in emerging markets securities as a principal investment strategy, and if so, please include disclosure of risks related to such investments.

Response:  The Trust responds by confirming supplementally that the Fund does not intend to invest in securities of companies in countries identified as emerging markets as a principal investment strategy.

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Investment Objective and Principal Investment Strategies

9.
Staff Comment: With respect to the Fund’s principal investment strategy of investing at least 80% of its net assets in “dividend-paying equity securities,” please clarify related disclosure to include a discussion of how the Fund identifies a security as “dividend-paying.”  Please also include similar disclosure in the Summary Section.

Response:  The Trust responds by adding the following to the discussion of principal investment strategies in the Summary Section and Item 9 disclosure in the Prospectus:

“The Fund considers ‘dividend-paying equity securities’ to be securities of companies that declare and pay cash dividends on at least an annual basis.”

10.
Staff Comment: With respect to the Fund’s principal investment strategy of investing “up to 20% of its net assets in sponsored or unsponsored American Depository Receipts (“ADRs”) and securities of foreign companies that are traded on U.S. stock exchanges,” consider revising related disclosure to clarify whether this strategy is intended to be exclusive of the Fund’s policy of investing at least 80% of its net assets in dividend-paying equity securities.

Response:  The Trust responds by stating supplementally that the Fund’s ability to invest in ADRs and securities of foreign companies is not intended to create a separate 20% basket and is not intended to be exclusive of the Fund’s policy of investing at least 80% of its net assets in dividend-paying equity securities.  The Trust further responds by revising this disclosure to read as follows:

“In addition to investments in domestic securities, the Fund may invest up to 20% of its net assets in sponsored or unsponsored American Depositary Receipts (“ADRs”) and securities of foreign companies that are traded on U.S. stock exchanges.”

11.
Staff Comment: With respect to the Fund’s disclosure that the “Advisor emphasizes dividend-paying securities that over time have exhibited growth of dividends,” please clarify what is meant by “over time.”

Response:  The Trust responds by revising this disclosure to read as follows: “The Advisor emphasizes dividend-paying securities that have exhibited historical growth of dividends.”

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Principal Risk Factors

12.	Staff Comment: Please consider adding Market Sector Risk disclosure to this section.

Response:  The Trust responds respectfully by stating that the Trust believes that the principal risks of the Fund are sufficiently described in the Prospectus.

13.	Staff Comment: Please consider including disclosure regarding the risks of investing in income-producing securities.

Response:  The Trust responds respectfully by stating that the Trust believes that the principal risks of the Fund are sufficiently described in the Prospectus.

14.	Staff Comment: Please consider including disclosure regarding the risks of growth investing.

Response:  The Trust responds by respectfully declining to include disclosure regarding risks related to growth style investing, as the Fund does not intend to focus its investments in growth stocks.

Prospectus – Investment Objective

15.
Staff Comment: With respect to the definition of “net assets,” the Staff notes that the Fund states that it does not intend to borrow for investment purposes.  The Staff further notes that disclosure included in the SAI would permit the Fund to borrow within the limits allowed under the 1940 Act.  Please acknowledge supplementally the Fund’s obligation to sticker the Prospectus in the event the Fund changes its position on borrowing for investment purposes.

Response:  The Trust responds by acknowledging that, in the event the Fund does intend to borrow for investment purposes, the Fund is required to sticker the Prospectus accordingly.

Prospectus – Management – Investment Advisor

16.
Staff Comment: In the second full paragraph in this section, the Staff notes that the Trust has included disclosure stating that certain expenses of the Fund are payable by the Fund, including foreign custody costs, if applicable.  Please consider whether this is the most appropriate location for this disclosure.

Response:  The Trust believes that the Fund expenses disclosure is included in an appropriate location.  However, to clearly distinguish this disclosure from that of expenses payable by the Investment Advisor, the Trust will also add the sub-heading “Fund Expenses” adjacent to this disclosure.

Prospectus – Shareholder Information – How Share Price Is Determined – Valuation of Foreign Securities

17.
Staff Comment: The Staff notes that the Fund includes disclosure in this section regarding trading in over-the-counter markets, which is not included in the principal investment strategies of the Fund.  If over-the-counter trading will be used as a principal investment strategy, please include appropriate disclosure in the Summary Section and Item 9 disclosure in the Prospectus.

Response:  The Trust responds by stating supplementally that over-the-counter trading is not a principal investment strategy of the Fund, and by noting that the disclosure included in this section is intended to be a full statement of the Fund’s policies regarding valuation of foreign securities, including investments that are part of the Fund’s principal and non-principal strategies.

Prospectus – Shareholder Information – How to Purchase Shares, How to Redeem Shares

18.
Staff Comment: Certain disclosures in this section indicate that purchase and redemption requests must be received in “good order”.  However, the Fund does not indicate in some of these disclosures by whom requests must be received to be considered in “good order”.  Please revise these disclosures as appropriate to indicate who must receive the purchase and redemption requests to be considered in “good order”.

Response:  The Trust responds by making the requested changes, indicating, where applicable, that purchase and redemption requests must be received in good order by the Fund, its agents or an authorized financial intermediary.

Statement of Additional Information

19.
Staff Comment: Please confirm that all of the Fund’s principal and non-principal strategies and risks have been disclosed and clearly labeled as principal and non-principal in the SAI, pursuant to Item 16 of Form N-1A.  Please also confirm that all principal strategies and risks disclosed in the SAI have also been disclosed in the Prospectus.

Response:  The Trust responds by confirming supplementally that all principal strategies and related risks disclosed in the SAI have also been disclosed in the Prospectus.  The Trust further confirms that all principal and non-principal strategies and related risks have been disclosed and clearly labeled in the SAI.

20.
Staff Comment: The Staff notes that disclosure stating that the Fund will not change its strategy of investing at least 80% of its net assets in dividend-paying equity securities without providing 60 days’ notice to shareholders is not easily identifiable.  Please consider revising this disclosure to include a sub-heading that will make the disclosure more visible.

Response:  The Trust responds by making the requested revisions.

21.	Staff Comment: Please confirm whether the Fund has the ability to invest in reverse repurchase agreements.

Response:  The Trust responds by stating supplementally that the Fund does not have the ability to invest in reverse repurchase agreements.

22.
Staff Comment: With respect to the disclosure in letter (d) under the sub-heading “Additional Information Regarding Investment Restrictions” on page 13 of the SAI, please revise the paragraph to clarify that the “SEC Staff has taken the position that an investment of 25% or more of the Fund’s total assets in a particular industry or group of industries is considered concentration in that industry.”

Response:  The Trust responds by making the requested revision.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Barry E. Koster

Barry E. Koster
Chief Compliance Officer
Buffalo Funds